

SECURITIES AND EXCHANGE COMMISSION

12062004

SEC
Mail Processing
Section

NOV 30 2012

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 28600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 9/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEARLE & CO.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
SEPTEMBER 30, 2012

SEARLE & CO.

TABLE OF CONTENTS

PUSTORINO, PUGLISI & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF
GRASSI & CO.



INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. (the "Company") as of September 30, 2012 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital under Rule 15c3-1 and statement regarding Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pustorino, Puglisi + Co., LLC

PUSTORINO, PUGLISI & CO., LLC
A division of Grassi & Co.
New York, NY
November 29, 2012

Grassi & Co. is an Independent Firm Associated with Moore Stephens

488 Madison Avenue
New York, New York 10022
(212) 832-1110 ■ (212) 661-6166

Jericho, NY (516) 256-3500
www.grassicpas.com

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 583,073
Marketable securities at fair value	602,555
Receivable from clearing brokers	405,238
Accounts receivable	27,619
Other assets	695
Total current assets	1,619,180
PROPERTY AND EQUIPMENT - net	8,896
TOTAL ASSETS	$ 1,628,076

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 69,185
Deferred revenue	6,966
Total liabilities	76,151
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 2,700 shares authorized and issued, 900 shares outstanding	2,700
Additional paid in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	1,577,032
Total stockholder's equity	1,551,925
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,628,076

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2012

REVENUE	
Brokerage commissions	$ 524,220
Principal transactions	2,449,978
Revenue from clearing broker	228,858
Escrow and management income	660,351
Dividend and interest income	53,686
Realized gain on sale of investment securities	210
Unrealized gain on investment securities	60,316
Total Revenue	3,977,619
EXPENSES	
Employee compensation and related benefits	807,843
Clearance and commissions	2,298,367
Escrow fees	52,153
Communications	25,833
Occupancy and equipment	119,308
Promotion	9,759
Professional fees	13,441
Regulatory	30,204
Office and other	93,201
Total expenses	3,450,109
NET INCOME	$ 527,510

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 527,510
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,078
Unrealized gain on securities	(60,316)
Realized gain on sale of securities	(210)
Changes in assets and liabilities:	
Receivable from clearing broker	(47,221)
Accounts receivable	(7,375)
Accounts payable and accrued expenses	(14,106)
Deferred revenue	(34,511)
NET CASH PROVIDED BY OPERATING ACTIVITIES	373,849
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	(2,822)
Purchase of marketable securities	(57,917)
Proceeds from sales and maturities of marketable securities	66,530
NET CASH PROVIDED BY INVESTING ACTIVITIES	5,791
NET CHANGE IN CASH AND CASH EQUIVALENTS	379,640
CASH AT BEGINNING OF YEAR	203,433
CASH AT END OF YEAR	$ 583,073

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BALANCE - October 1, 2011	$ 2,700	$ 45,526	$ (73,333)	$ 1,049,522	$ 1,024,415
Net Income	-	-	-	527,510	527,510
BALANCE - September 30, 2012	$ 2,700	$ 45,526	$ (73,333)	$ 1,577,032	$ 1,551,925

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Searle & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities dealers, Inc. The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Marketable securities are valued at fair value. The resulting difference between cost and fair value is recorded as unrealized gain or loss in the case of firm investment securities and principal transaction income or loss in the case of firm trading securities. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses on firm investment securities.

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values its investment in corporate stocks using Level 1 criteria and its investments in Obligations of U.S. Government and Corporate bonds, debentures and notes using level 2 criteria.

Revenue Recognition

Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Placement fee income is recorded when earned in accordance with the terms of the placement transaction. Placement fee expense is recorded concurrently with the placement fee income.

Escrow fee income and related expenses are recorded when services rendered giving rise to such income have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)
Certain revenues received from clearing broker related to the transition from another clearing relationship are being recognized over the expected life of the new contract.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over the estimated useful life and amortization of leasehold improvements over the lease term.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash held at banks and short-term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Corporate Income Taxes
In 2012 the Company changed its status from C Corporation to an S Corporation for federal and state tax purposes. As a result, any such income taxes are the responsibility of its sole shareholder.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. At the date of adoption and through September 30, 2012, this accounting standard has had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2008. The years 2008 to 2012 remain subject to examination by taxing authorities.

3. MARKETABLE SECURITIES

Marketable securities consist of investment securities at fair value as follows:

Corporate stocks	Level 1	$ 488,772
Money market fund	Level 1	93,914
Corporate bonds, debentures and notes	Level 2	19,969
Total		$ 602,555

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$ 203,489
Office equipment	49,246
Leasehold improvements	24,701
Computer software	124,175
	401,611
Less: accumulated depreciation and amortization	392,715
Net book value	$ 8,896

Depreciation and amortization expense for the year ended September 30, 2012 was $10,078.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

6. NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of $100,000 or, if larger, one fifteenth of aggregate indebtedness as well as a minimum ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At September 30, 2012, the Company's net capital exceeded such capital requirement by $1,344,512 and the ratio of aggregate indebtedness to net capital is .05 to 1.

7. LEASE COMMITMENTS

The Company leases office space at its two locations. The Connecticut operating lease expired on July 31, 2011 and it was renewed in 2012 expiring July 31, 2013. The Company and landlord have the right to mutually extend the Connecticut office lease on an annual basis. The Company's lease for its office in Pennsylvania expires April 31, 2013.

Future aggregate annual minimum rental payments expected under these leases as of September 30, 2012 is as follows:

Total $ 60,665

Rent expense associated with both leases for the year ended September 30, 2012 was $72,192.

8. CONCENTRATIONS AND RISKS

The Company maintains all of its cash in major commercial banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from the clearing broker are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer and firm securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. CONTINGENCIES

The Company is currently not the subject of any inquiries whose disposition, in the opinion of management would have a material adverse effect on its financial condition.

10. SUBSEQUENT EVENTS

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 29, 2012, the date the financial statements were available to be issued.

SEARLE & CO.
SUPPLEMENTARY SCHEDULE
SEPTEMBER 30, 2012

STOCKHOLDER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 1,551,925
Less: Non-allowable assets	
Property and equipment (net)	8,896
Accounts receivable	27,619
Other assets	695
NET CAPITAL BEFORE HAIRCUTS	1,514,715
Haircuts and undue concentration	70,203
NET CAPITAL	1,444,512
AGGREGATE INDEBTEDNESS	76,151
Computed minimum net capital required (one-fifteenth of aggregate indebtedness)	5,077
Minimum net capital required (under SEC rule 15c3-1)	100,000
Excess net capital ($1,444,512 - 100,000)	1,344,512
Percentage of aggregate indebtedness to net capital	5%

RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5 (d)(4)

	Stockholder's Equity	**Net Capital**
Pper Form X-17a-5 as of September 30, 2012, unaudited	$ 1,559,181	$ 1,444,512
Depreciation expense	(10,078)	-
Purchase of new equipment	2,822	
Total adjustments to net capital	(7,256)	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	1,551,925	1,444,512

EXEMPTION PROVISION UNDER RULE 15c3-3

The Partnership is exempt from the provisions of Rule 15c3-3 of the SEC as all of the Company's customer transactions are cleared through another broker dealer on a fully disclosed basis pursuant to subsection k(2)(ii) of the Rule.

PUSTORINO, PUGLISI & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

A DIVISION OF
GRASSI & CO.



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

The Board of Directors
Searle & Co.

In planning and performing our audit of the financial statements and supplementary schedules of Searle & Co.. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grassi & Co. is an Independent Firm Associated with Moore Stephens

488 Madison Avenue
New York, New York 10022
(212) 832-1110 ■ (212) 661-6166

Jericho, NY (516) 256-3500
www.grassicpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PUSTORINO, PUGLISI & CO., LLC
A Division of Grassi & Co.

New York, New York
November 29, 2012